UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                          ATLANTIC DATA SERVICES, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    048523104
                                 (CUSIP NUMBER)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                               -------------------

                                  JULY 21, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

048523104                                                      Page 2 of 8 Pages


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A)     [X]
                                                                (B)     [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  SC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

              NUMBER OF                 -0-
                SHARES          ------------------------------------------------
         BENEFICIALLY OWNED     8       SHARED VOTING POWER
         BY EACH REPORTING
               PERSON                   3,125,080
                WITH            ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,125,080
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,125,080
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  23.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

048523104                                                      Page 3 of 8 Pages


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A)     [X]
                                                                (B)     [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  SC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

              NUMBER OF                 -0-
                SHARES          ------------------------------------------------
         BENEFICIALLY OWNED     8       SHARED VOTING POWER
         BY EACH REPORTING
               PERSON                   3,125,080
                WITH            ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,125,080
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,125,080
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  23.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

048523104                                                      Page 4 of 8 Pages


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (A)     [X]
                                                                (B)     [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  SC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

              NUMBER OF                 -0-
                SHARES          ------------------------------------------------
         BENEFICIALLY OWNED     8       SHARED VOTING POWER
         BY EACH REPORTING
               PERSON                   3,125,080
                WITH            ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,125,080
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,125,080
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  23.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

048523104                                                      Page 5 of 8 Pages


ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 2 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated June 8, 1998, as amended by Amendment No. 1 thereto, dated May 6, 2003, with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Atlantic Data Services, Inc., a Massachusetts corporation (the "Company"). The address of the principal executive office of the Company is One Batterymarch Park, Quincy, Massachusetts 02169.

ITEM 2.  IDENTITY AND BACKGROUND.

Unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Unchanged.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4(a) - (j) is amended and supplemented to include the following information.

The Company entered into an Agreement and Plan of Merger, dated July 21, 2003 (the "Merger Agreement"), with ADS Parent Acquisition LLC ("Parent LLC") and ADS Acquisition Company LLC, a wholly-owned subsidiary of Parent LLC ("Acquisition LLC"), pursuant to which Acquisition LLC will be, subject to the closing conditions set forth in the Merger Agreement, merged with and into the Company (the "Merger"). The sole members of Parent LLC are GAP LP, GAPCO, Gallagher, Howe and Kennedy (collectively, the "Principals"). Pursuant to the Merger, all of the outstanding capital stock of the Company (other than an aggregate of 3,400,000 shares held collectively by the Principals) shall be converted into the right to receive cash consideration, as set forth in the Merger Agreement. The shares of Common Stock beneficially owned by the Reporting Persons (other than an aggregate of 612,000 shares) shall be converted into the right to receive cash consideration, as set forth in the Merger Agreement.

GAP LP and GAPCO (collectively, the "GA Signatories") entered into a Voting Agreement, dated July 21, 2003 (the "Voting Agreement"), with the Company, pursuant to which the GA Signatories agreed, among other things, to vote all of the shares of Common Stock registered in the name of or beneficially owned by the GA Signatories (i) in favor of the Merger and the adoption and approval of the Merger Agreement and any action required in furtherance thereof and (ii) against any proposal made in opposition to, or in competition with, the Merger and the transactions contemplated by the Merger Agreement, unless such proposal has been approved by the Board of Directors of the Company upon the recommendation of the Independent Committee. In addition, prior to the earlier to occur of the termination of the Merger Agreement in accordance with its terms, the consummation of the Merger or the execution of a written agreement by the Company and the GA Signatories to terminate the Voting Agreement, the GA Signatories agreed not to (1) transfer their shares of Common Stock, except as permitted by the Voting Agreement and (2) deposit any of their shares of Common Stock into a voting trust or grant a proxy or enter into an agreement of any kind with respect to the voting of any of their shares of Common Stock, except in connection with a vote to approve the transactions contemplated by the Merger Agreement.

The foregoing summaries of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to Exhibits 1 and 2, respectively, which are incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated as follows:

(a) As of the date hereof, GAP, GAP LP and GAPCO each own of record no shares of Common Stock, 3,104,080 shares of Common Stock and 21,000 shares of Common Stock, respectively, or 0.0%, 23.7% and 0.2%, respectively, of the Company's issued and outstanding shares of Common Stock. By virtue of the fact that (i) the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and
(ii) GAP is the general partner of GAP LP, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock, which each owns of record.

                                  SCHEDULE 13D

048523104                                                      Page 6 of 8 Pages


Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 3,125,080 shares of Common Stock, or 23.9% of the Company's issued and outstanding shares of Common Stock.

As a result of the transaction described above in Item 4, each of the Reporting Persons may also be deemed to beneficially own an additional 5,385,600 shares of Common Stock (the "Additional Shares"), or 41.1% of the Company's issued and outstanding shares of Common Stock that are currently beneficially owned by the Stockholders other than the Reporting Persons. Except as specifically set forth herein, the Reporting Persons disclaim beneficial ownership over any of such shares of Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of Common Stock. Except as specifically set forth herein, the Reporting Persons disclaim membership in any group with respect to Common Stock by virtue of the transaction described above in Item 4 or otherwise.

(b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 3,125,080 shares of Common Stock that may be deemed to be owned beneficially by each of them.

As a result of the transaction described above in Item 4, each of the Reporting Persons may also be deemed to have shared power to vote or to direct the vote of the Additional Shares that may be deemed to be owned beneficially by each of them.

The Stockholders (other than the Reporting Persons) may be deemed to share the power to vote the shares of Common Stock herein reported as beneficially owned by the Reporting Persons. The following paragraphs provide the applicable information required by Item 2 with respect to each of the Stockholders (other than the Reporting Persons), which information is based upon information disclosed by the Company and the Stockholders in their respective public filings with the Commission and information provided by the Stockholders to the Reporting Persons.

Gallagher is a citizen of the United States whose principal business address is One Batterymarch Park, Quincy, Massachusetts 02169. Gallagher's principal occupation is serving as President, Chief Operating Officer, Assistant Clerk and Director of the Company.

The principal business address of the William H. Gallagher 2001 Grantor Retained Annuity Trust and the Gallagher Family Limited Partnership is One Batterymarch Park, Quincy, Massachusetts 02169. Gallagher is the trustee of the William H. Gallagher 2001 Grantor Retained Annuity Trust. Gallagher has shared voting and dispositive power with his spouse as the general partners of the Gallagher Family Limited Partnership.

Howe is a citizen of the United States whose principal business address is One Batterymarch Park, Quincy, Massachusetts 02169. Howe's principal occupation is serving as Chief Executive Officer and Chairman of the Board of Directors of the Company.

The principal business address of the Robert W. Howe 2001 Grantor Retained Annuity Trust and the Howe Family Limited Partnership is One Batterymarch Park, Quincy, Massachusetts 02169. Howe is the trustee of the Robert W. Howe 2001 Grantor Retained Annuity Trust. Howe has shared voting and dispositive power with his spouse as the general partners of the Howe Family Limited Partnership.

Kennedy is a citizen of the United States whose principal business address is 1792 Dorchester Avenue, Boston, MA 02124. Kennedy's principal occupation is serving as Chairman and Chief Executive Officer of Lee Kennedy Co., Inc., a general contracting company. Kennedy is a Director of the Company.

To the knowledge of the Reporting Persons, none of the persons listed in response to this Item 5(b) has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                                  SCHEDULE 13D

048523104                                                      Page 7 of 8 Pages


(e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

Item 6 is hereby amended by inserting the following at the end thereof:

The information in Item 4 above is incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 1: Agreement and Plan of Merger, dated July 21, 2003, by and among Parent LLC, Acquisition LLC and the Company (incorporated by reference to the Company's Current Report on Form 8-K filed on July 22, 2003).

         Exhibit 2: Voting Agreement, dated July 21, 2003, by and among the Company and the GA Signatories.

                                  SCHEDULE 13D

048523104                                                      Page 8 of 8 Pages



                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 22, 2003.



                                   GENERAL ATLANTIC PARTNERS, LLC

                                   BY:  /s/ Matthew Nimetz
                                        ---------------------------------------
                                        Matthew Nimetz
                                        A Managing Member


                                   GENERAL ATLANTIC PARTNERS II, L.P.

                                   By:  General Atlantic Partners, LLC,
                                        Its general partner

                                   BY:  /s/ Matthew Nimetz
                                        ---------------------------------------
                                        Matthew Nimetz
                                        A Managing Member


                                   GAP COINVESTMENT PARTNERS, L.P.

                                   BY:  /s/ Matthew Nimetz
                                        ---------------------------------------
                                        Matthew Nimetz
                                        A General Partner